

Mail Stop 4628

November 7, 2017

Alex G. Stallings
Chief Financial Officer and Secretary
Blueknight Energy Partners, G.P., L.L.C.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

> **Re:** **Blueknight Energy Partners, L.P.**
> **BKEP Finance Corporation**
> **Registration Statement on Form S-3**
> **Filed October 27, 2017**
> **File No. 333-221175**

Dear Mr. Stallings:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglass M. Rayburn
Gibson, Dunn & Crutcher LLP